Exhibit 99.1

UTStarcom Regains NASDAQ Listing Compliance

Beijing, April 11, 2013 — UTStarcom Holdings Corp. (“UTStarcom” or the “Company”) (NASDAQ: UTSI), a leading provider of media operational support services and broadband equipment products and services, today announced the Company received a formal notice from NASDAQ that it has regained compliance with Listing Rule 5450(a)(1) as a result of the closing bid price of the Company’s ordinary shares being at $1.00 per share or greater for the last 11 consecutive business days.

About UTStarcom Holdings Corp.

UTStarcom is focused on providing next generation media operational support services in the rapidly growing markets for TV over IP services and broadband equipment products and services.  UTStarcom is committed to meeting the evolving needs of cable and broadband service providers to enable a more personalized entertainment experience. The Company sells its media operational support services and broadband equipment products and services to operators in both emerging and established broadband and cable markets around the world.

UTStarcom was founded in 1991 and has traded on NASDAQ in 2000.  It has operational headquarters in Beijing, China and research and development operations in China and India.  In 2011, the Company deployed a revamped growth strategy that concentrates on providing media operation support services. For more information about UTStarcom, visit the Company’s Web site at http://www.utstar.com.

For investor and media inquiries, please contact:

Jing Ou-Yang

UTStarcom Holdings Corp.

Tel: +86-10-8520-5153

Email: jouyang@utstar.com

May Shen (Beijing)

Tel: +86-10-8591-1951

Email: May.Shen@fticonsulting.com

Daniel DelRe (Hong Kong)

Tel: +852-3768-4547

Email: Daniel.DelRe@fticonsulting.com

Eric Boyriven (New York)

Tel: +212-850-5671

Email: mailto:Eric.Boyriven@fticonsulting.com